SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March 2010

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Translation of registrant’s name into English)

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE23RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The press release issued by DHT Holdings, Inc. on March 11, 2010 related to the resignation by Ole Jacob Diesen as Chief Executive Officer is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 11, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: March 11, 2010	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer